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14040348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-46668 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:

**SIA Securities Corp.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3300 IDS Center, 80 S. 8th Street**
(No. and Street)

| **Minneapolis** | **Minnesota** | **55402** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kelly Boston** **(612) 359-2558**
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name — if individual, state last, first, middle name)

| **50 South Sixth Street** | **Minneapolis** | **MN** | **55402** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## AFFIRMATION

I, Paul Rasmussen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Rasmussen
President

Subscribed to before me this 24th day of February 2014.

Notary Public

VICKI L. ESTES
Notary Public-Minnesota
My Commission Expires Jan 31, 2018

# SIA SECURITIES CORP.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2013

### ASSETS

| | |
|---|---|
| ASSETS: | |
| Cash equivalents (Note 2) | $ 71,577 |
| Accounts receivable | 33,051 |
| Investment in affiliated mutual fund (Note 2) | 67,385 |
| Prepaid expenses | 6,088 |
| TOTAL | $ 178,101 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to SIA | $ 7,338 |
| Deferred tax liability | 9,146 |
| Total liabilities | 16,484 |
| SHAREHOLDER'S EQUITY: | |
| Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares | 500 |
| Additional paid-in capital | 84,500 |
| Retained earnings | 76,617 |
| Total shareholder's equity | 161,617 |
| TOTAL | $ 178,101 |

See notes to financial statements.